GERALD R. TUSKEY, PERSONAL LAW CORPORATION

Suite 1000, 409 Granville Street

Vancouver, B.C.

V6C 1T2   Canada

Telephone:  (604) 681-9588     Facsimile:  (604) 688-4933

Email:  gtuskey@telus.net

                                    December 19, 2005

VIA EDGAR/COURIER/FACSIMILE:  (202) 772-9205

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C.  20549

Attention:  Mr. Dan Zimmerman, Division of Corporation Finance

Dear Mr. Zimmerman:

Re:  Pacific Alliance Ventures Ltd. (the "Company")

        - Preliminary Schedule 14C Information Statement – Amendment No. 1

        - File No. 0-50608

        - CIK Number 0001278465

Further to your oral comments on the Company’s preliminary information statement which were provided on December 8, 2005, I enclose a blacklined and clean copy of amendment no. 1 to the Company’s preliminary information statement.

The Company filed a Form 8K Current Report on December 19, 2005 disclosing its entry into a material definitive agreement which will result in a change of the Company’s business.  This change of business gives rise to the proposed name change.  The eventual change of business will not result in the Company issuing any equity or debt securities.  The transaction does not constitute a reverse take over or back door listing.  The Company has no immediate plans for changes to its board of directors.  The business opportunity described in the amended preliminary information statement and in the Company’s Form 8K has come to the Company through the efforts of an existing director, Mr. Nicholas W. Baxter.  Mr. Baxter is an original subscribing shareholder of the Company and owns 15% of the Company’s currently issued common shares.  Mr. Baxter has taken over as the Company’s President and Chief Executive Officer and will be primarily responsible for managing the Company’s new business operations.

We have stated at the end of the second paragraph under the heading “Amendment to the Corporation’s Articles” in the preliminary information statement that eight shareholders of the Company collectively owning 11,000,000 shares of the common stock (representing 54.81%) approved, by written consent, the Company’s proposed name change from “Pacific Alliance Ventures Ltd.” to “Eurasia Energy Limited”.  Two of those consenting shareholders, Nicholas Baxter and Gerald Tuskey, hold 20% of the

Company’s issued voting common shares.  Messrs. Baxter and Tuskey are also directors of the Company.  Reliance has been placed on the exemption contained in section 240.14(a)-2(b)(2) of Regulation 14A for an exemption from general proxy solicitation rules and requirements.  The shareholders who signed the consent resolution were approached by the writer in his capacity as corporate secretary on behalf of the Company’s board of directors.  The Company’s board of directors recognized and readily approved the potentially lucrative opportunity which has been secured by Mr. Baxter on behalf of the Company.  In the alternative, it can be said that the consenting shareholders were approached by Nicholas Baxter and Gerald Tuskey in their capacities as shareholders of the Company.  In either event, the Company is able to rely on the exemption provided in section 240.14(a)-2(b)(2).

I look forward to receiving confirmation that the revised information statement is acceptable for filing and can be mailed to shareholders as a definitive statement.  Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

Gerald R. Tuskey,

Personal Law Corporation

Per:

/s/Gerald R. Tuskey

Gerald R. Tuskey

Enclosures